1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ✓              Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No  ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 3, 2008	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL announce November 2008 sales report and revise down fourth quarter 2008 guidance

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Dec 3, 2008

Taichung, Taiwan, Dec 3, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that sales revenue for November 2008 was NT$ 4,230 million, representing 24.1% sequential decline over Oct 2008. On a year-over-year basis, sales revenue for November 2008 decreased 28.3%.

Due to continuing weakness on global economies and weak demand across all segments in November and December, SPIL announces to revise down fourth quarter 2008 guidance. The company now expects fourth quarter sales revenue to decline 25~28% sequentially from third quarter, lower than previous guidance of 8~13% decline. Operating margins will be around 7~9%, lower than previous guidance of 14~16%.

Sales Report (NT$ million)

Period	Nov 2008	Oct 2008	Sequential Change	Nov 2007	YOY Change
Revenue	4,230	5,572	-24.1%	5,901	-28.3%

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